Exhibit 99.1

February 24, 2011

To:                              The securities commission or similar regulatory authority in each of the provinces and territories of Canada

Re:                             Enerplus Corporation (the “Corporation”) and Enerplus Resources Fund (the “Fund”)

On January 1, 2011, the business of the Fund was reorganized from an income trust structure to a corporate structure with the Corporation continuing to carry on the previous business of the Fund as the “successor issuer” of the Fund as defined under National Instrument 44-101 — Short Form Prospectus Distributions (the “Conversion”). On January 1, 2011, the Fund was dissolved and has ceased to be a reporting issuer in any province or territory of Canada, and the Corporation, as successor issuer to the Fund, has become a reporting issuer in each of the provinces and territories of Canada. Accordingly, among other documents, the Corporation has filed today, on its SEDAR profile, the following documents:

1.                                       Annual consolidated financial statements of the Fund as at and for the year ended December 31, 2010, together with the report of the auditors thereon and management’s discussion and analysis (“MD&A”) relating thereto, which financial statements and MD&A reflect the assets and financial results of the Fund as at and for the year ended December 31, 2010, as the Fund was the reporting issuer and relevant entity in existence at December 31, 2010; and

2.                                       Balance sheet of the Corporation as at December 31, 2010, together with the report of the auditors thereon and MD&A relating thereto, which balance sheet and MD&A are filed pursuant to the requirement contained in section 4.7 of National Instrument 51-102 — Continuous Disclosure Obligations, as the period ending December 31, 2010 was the first period following the period in which financial statements of the Corporation were included in a document filed that resulted in the Corporation becoming a reporting issuer (being the Fund’s information circular and proxy statement dated October 25, 2010 that contained an audited balance sheet and related MD&A for the Corporation as at September 30, 2010).

Yours truly,
ENERPLUS CORPORATION

/s/ Robert J. Waters
Robert J. Waters
Senior Vice President & Chief Financial Officer

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com